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                                                                       Exhibit 1

                   Domaines Barons de Rothschild (Lafite) SCA
                               33, rue de la Baume
                                   75008 Paris
                                     France

                                                                    May 17, 2004

Board of Directors
The Chalone Wine Group, Ltd.
621 Airpark Road
Napa, CA 94558

Gentlemen:

      We are writing on behalf of ourselves ("DBR"), as well as Constellation Brands, Inc. ("CBI") and Huneeus Vintners LLC ("HVI", and together with ourselves and CBI, the "PARTNERS"), to propose a business combination transaction to The Chalone Wine Group, Ltd. (the "COMPANY") which we believe will be in the best interests of the Company, its shareholders and employees. We are proposing that a newly formed Delaware corporation incorporated by us ("HOLDCO"), which will hold all of our shares of common stock (the "SHARES") in the Company (including any Shares we may receive upon conversion of the 9% convertible subordinated promissory note due August 21, 2004 issued from the Company to DBR), merge with and into the Company, in which merger all of the outstanding shares of common stock of the Company, other than the Shares held by Holdco (which will be cancelled), will be converted into $9.25 in cash per Share (such merger and acquisition of Shares, the "MERGER"). DBR and CBI have committed to provide Holdco the funds required to complete the Merger.

      The Partners intend to operate the business of the Company as an integral part of a joint venture limited liability company (the "JV") to be established by the Partners, which JV will include additional vineyard and winery operations to be contributed by CBI and HVI. To this end, immediately upon the consummation of the Merger, we will cause the Company to contribute substantially all of its assets and liabilities to the JV. In addition, the JV intends to offer a non-transferable wine benefits program that we believe will compare very favorably with the existing wine benefits that shareholders of the Company currently enjoy.

      The continuation of the Company's management and other employees with the JV is important to the Partners. Therefore, we intend to work with the existing management of the Company to ensure that existing employees are fully motivated to continue with the JV. Specifically, we intend to continue comparable salary and other compensation arrangements and plan to make appropriate arrangements, in consultation with existing management, to provide substantially similar employee benefits.

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      This proposal is subject to the conduct and completion of a due diligence investigation customary for a transaction of this type (which we would anticipate completing prior to entering into a definitive merger agreement), the execution, and delivery of definitive agreements with respect to the JV, which we anticipate will occur promptly and in any event before any Merger Agreement is signed, and the execution of a definitive merger agreement satisfactory to a special committee of independent directors of the Board of Directors of the Company and each of the Partners. This proposal is not subject to financing conditions. Should you or your counsel have any questions concerning our offer, please do not hesitate to contact Emmanuel Roth at +33-1-53-89-78-14 (eroth@lafite.com) or Frank Currie at (650)752-2002 (fcurrie@dpw.com).

      We recognize the importance of Tom Selfridge in Chalone's growth and market positioning. When the special committee of the Board of Directors determines it appropriate to do so, we would like to discuss with Tom our thoughts on the future role Tom could play in the joint venture company.

      We are prepared to move quickly on the Merger. We trust that you and your advisors will conclude that this offer is attractive and fair to the public shareholders of the Company and that we can move promptly to execute a mutually satisfactory merger agreement. In any event, this proposal will remain open for your consideration until June 30, 2004. Your prompt response would be appreciated.

                                      Very truly yours,

                                      DOMAINES BARONS DE ROTHSCHILD (LAFITE) SCA

                                          /s/ Eric de Rothschild
                                      By: _______________________________
                                          Eric de Rothschild, Managing Director


SO ACKNOWLEDGED:

CONSTELLATION BRANDS, INC.

    /s/ Richard Sands
By: _________________________
     Richard Sands, Chairman of the Board
     and Chief Executive Officer

HUNEEUS VINTNERS LLC

    /s/ Agustin Huneeus
By: ______________________
     Agustin Huneeus, Manager